Exhibit 4(a)(6)

AGREEMENT

signed in Tel Aviv on May 1, 2007

between:	SCAILEX Corporation Ltd. public company no. 52-003180-8 of 3Azrieli Center, Tel Aviv (hereinafter - the “Company”)
on the one part;

and between:	Globecom Investments Ltd. private company no. 51-337353-0 of 12 Ramat Yam St., Herzliya (hereinafter - “Globecom”)
on the other part;

WHEREAS Globecom is a private company controlled by Eran Schwartz (hereinafter, “Schwartz”); and

WHEREAS Schwartz serves as Chairman of the Board of the Company since July 18, 2006, and wishes to continue to render the Company services as an active Chairman of the Board by means of Globecom, pursuant to the terms described herein; and

WHEREAS the Company is interested in receiving active Chairman services from Globecom, per the terms of this agreement as described herein; and

WHEREAS on April 30th the General Meeting of the Company approved the arrangement described herein;

NOW, THEREFORE, the parties hereby agree as follows:

1.	Undertaking

1.1	Globecom declares and undertakes and Schwartz declares and undertakes, as indicated by his signature of this agreement below, that Globecom is a private company controlled by Schwartz, and Globecom shall remain as such for the duration of this agreement.

1.2	Globecom will render the Company services of an active Chairman of the Board by means of Schwartz alone (the “Services”). The scope of the Services will be determined on the basis of the Company’s needs.

1.3	The Company is aware that Schwartz may undertake during the term of this agreement any business or other activity, including serving as the CEO of the Company’s parent company and affiliated corporations, without the prior approval of the Company, so long as such actions do not impede Schwartz’s fulfillment of his obligations under this agreement, including the non-competition undertakings set forth in Section 13 below.

2.	Term

2.1	The term of this agreement shall be 18 months, commencing July 18, 2006, the date upon which Schwartz began to serve as Chairman of the Board, and ending December 31, 2007.

2.2	Section 2.1 above notwithstanding, each party may terminate this agreement upon six months prior notice (hereinafter: the “Period of Prior Notice”).

2.3	Without prejudice to the rights of the Company under this agreement or under the law, or any other right or remedy available to the Company, the Company may immediately terminate this agreement without any prior notice in the event that Globecom or Schwartz is found guilty of a crime of dishonor or if they violate the Company’s trust.

3.	Monthly Consideration

3.1	The total monthly consideration that the Company shall pay Globecom for services rendered shall equal NIS 100,900 (one hundred thousand, nine hundred NIS) (hereinafter: "Monthly Consideration").

3.2	The Monthly Consideration and all other amounts to be paid in accordance with this agreement shall be paid on the first of the month for the next month, plus VAT, as set forth by the law and against a tax invoice.

3.3	The Monthly Consideration shall be linked with the consumer price index, as published from time to time, with the base index being the known index at the time Schwartz commences his term n practice, i.e. June 2006, and in any event the Monthly Consideration shall not be less than NIS 100,900 (one hundred thousand, nine hundred NIS).

3.4	The Company shall deduct from the Monthly Consideration and all other amounts owed under this agreement, any amount required under applicable law and under the terms of this agreement, including income tax and every tax, imposition, fee, or payment that must be deducted by law, unless explicitly provided for the grossing up.

4.	Reimbursement of Expenses

4.1	Globecom will be reimbursed by the Company for all reasonable expenses (hereinafter: “Expenses”) incurred in the course of rendering the Services to the Company with the presentation of receipts relating thereto.

4.2	Reimbursement of expenses shall be carried out in accordance with the Company’s then-current policies and the Company shall bear all relevant taxes related thereto.

5.	Insurance, Exculpation, and Indemnification

The Company shall insure Schwartz and Globecom (to the extent possible) pursuant to the insurance policy of directors and office holders and will grant them indemnification and a grant of exculpation as acceptable by the Company.

6.	No Employee-Employer Relationship

6.1	It is hereby agreed and declared that that there has not existed any employee-employer relationship between Eran Schwartz and the Company since the time Schwartz assumed office and there will not exist any such relationship for the entire term of this agreement.

6.2	For the avoidance of doubt, grossing up amounts of use and/or payments to various funds per this agreement, will not serve to support a claim that there exists an employee-employer relationship between Schwartz and the Company.

6.3	In the event that a labor court or other authority determines, despite the provisions of this agreement to the contrary, that there did exist an employee-employer relationship between Schwartz and the Company, and the Company is requested to pay certain amounts or incurs certain costs as a result of such determination, then Globecom undertakes to indemnify the Company for any such fine imposed or costs incurred. The Company shall have the right to set off indemnification amounts owed as set forth above from any amounts owed to Globecom.

7.	Prior Notice Fee

In the event that prior notice [of termination] is given by the Company or Globecom, Globecom shall be entitled to receive payments owed to it under this agreement, including payments for the six month notice period, whether or not Services are rendered during that time, so long as Schwartz’s Services are made available to the Company during that time.

8.	Termination of Undertaking

Without derogating from the above, upon termination of the agreement for whatever reason, Globecom shall be owed no payments from the Company other than the Monthly Consideration owed up until the date of termination. Globecom will have no right to receive additional or other payments relating to the termination of the agreement, including payments for damages, severance pay, pension payments or other claims. Notwithstanding, the foregoing provisions shall not derogate from the right of Globecom and Schwartz to receive exculpation, insurance and indemnification, as applicable.

9.	Protection of Confidentiality and Company Rules

Globecom hereby undertakes and Schwartz undertakes (as indicated by his signature of this agreement below) that they will protect and fully maintain in confidence all that relates to the Company and its business, directly or indirectly. The above undertaking shall apply to any information of which Globecom or Schwartz becomes aware during the term of this agreement or due to Schwartz’ role as Chairman of the Board, excluding information of which Schwartz becomes aware in the course of serving as an officer of a different company. The foregoing shall not apply to information that is available to the public or information that must be made public pursuant to applicable law.

10.	Non-Competition

Globecom undertakes and Schwartz undertakes (as indicated by his signature of this agreement below) that during the entire term of granting management services per this agreement and for an additional six (6) months from the actual conclusion of the grant of management services (the “Limitation Period”), Globecom and/or Schwartz and/or their representatives will not work, advise, manage or grant any services, either directly or indirectly, to a person or company with regard to a business or matter that directly competes with the business of the Company, unless the Company grants its prior, written approval. For the avoidance of doubt, Schwartz’ work at the Israel Petrochemical Enterprises Ltd. and the companies in its control will not be considered a violation of the foregoing restrictions.

11.	Option Plan and Grants

11.1	It is hereby agreed that in the event that the Company decides to grant options as part of an officer and director incentive program or if it is decided to give a monetary grant and the Chairman of the Board will be the beneficiary of such grant, the Company will seek all approvals required by law for such remuneration and shall issue a report regarding such grants, as appropriate.

11.2	It is hereby clarified that in the event of receipt of options or grants as set forth above, such remuneration shall in no way derogate from Globecom or Schwartz’ right to receive the amounts set forth in this agreement.

12.	Miscellaneous

12.1	This Agreement sets forth the entire and exclusive relationship, rights and duties between the parties. The conditions set forth hereunder constitute the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior written and/or oral discussions, agreements, representations and understandings between them.

12.2	No modification and/or amendment to this agreement or release shall be valid unless such modification is made in writing signed by both parties.

12.3	The addresses of the parties are as set forth in this agreement. Any notice sent by one party to another per the provisions of the agreement or with regard thereto must be sent via registered mail or by personal delivery or via facsimile. A hand-delivered message will be considered delivered on the date of delivery so long as such date is a business day. A notice that is sent via facsimile shall be considered as delivered on the same day as sent so long as it was sent on a business day and the sender has proof that such document was sent. A document sent via registered mail will be considered delivered three (3) days after it was mailed.

And in witness hereto, the parties have hereunto signed:

[Company Seal] /s/ Yahel Shachar —————————————— Scailex Corporation Ltd.	[Company Seal] /s/ Eran Schwartz —————————————— Globecom Investments Ltd.

I hereby agree to the above declarations and undertake to act in accordance with the applicable duties set forth above.

/s/ Eran Schwartz —————————————— Eran Schwartz